UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13G

            Under the Securities Exchange Act of 1934
                        (Amendment No. 4)


                      THE UNION CORPORATION
                  -------------------------------
                         (Name of Issuer)

                           Common Stock
                  -------------------------------
                  (Title of Class of Securities)

                            906072103
                  -------------------------------
                          (CUSIP Number)

CUSIP   906072103                                      Page 2 of 4
------------------
Item 1. NAME OF REPORTING PERSON

     Schwerin Boyle Capital Management, Inc.
     IRS 04-3057484

Item 4. CITIZENSHIP OR PLACE OF ORGANIZATION

     Schwerin Boyle is a Massachusetts (USA) corporation.

---------------------------------------------------------
   NUMBER OF      :  Item 5. SOLE VOTING POWER
    SHARES        :               75,000
 BENEFICIALLY     :  Item 6. SHARED VOTING POWER
   OWNED BY       :                   -0-
     EACH         :  Item 7. SOLE DISPOSITIVE POWER
   REPORTING      :              948,460
    PERSON        :  Item 8. SHARED DISPOSITIVE POWER
     WITH         :                   -0-
---------------------------------------------------------

Item 9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    948,460

Item 11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                     16.55%

Item 12. TYPE OF REPORTING PERSON

                    IA, CO

Item 1.

     (a) Name of Issuer: The Union Corporation

     (b) Address of Issuer's Principal Executive Offices:

          145 Mason St., Greenwich, CT  06830

Item 2.

     (a) Name of Person Filing:

          Schwerin Boyle Capital Management, Inc.
          (hereinafter, Schwerin Boyle)

     (b) Address of Principal Business Office or, if none, Residence:

          Schwerin Boyle is a Massachusetts corporation whose principal business address is
          1391 Main St., Springfield, MA 01103.

     (c) Citizenship:

          Schwerin Boyle is a Massachusetts (USA) corporation.

     (d) Title of Class of Securities:  Common

     (e) CUSIP Number:   906072103

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is an:

     (e) [X] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940.

Item 4. Ownership

     (a) Amount Beneficially Owned:  948,460

     (b) Percent of Class:             16.55%

     (c) Number of Shares as to which such person has:

          (i) sole power to vote or direct the vote:      75,000
          (ii) shared power to vote or direct the vote:       -0-
          (iii) sole power to dispose or to direct the
                disposition of:                          948,460
          (iv) shared power to dispose or to direct the
               disposition of:                                -0-

Item 5. Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another
Person
               N/A

Item 7. Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent Holding
Company
               N/A

Item 8. Identification and Classification of Members of the Group

               N/A

Item 9. Notice of Dissolution of Group

               N/A

Item 10. Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                              Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              Date: March 28, 1997

                              Signature:

                              /s/ M. Eleanor Murphy

                              M. Eleanor Murphy, Vice President